SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)

Europa Acquisition I, Inc.
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(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

N/A
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(CUSIP Number)

100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517
732-409-1212

With a copy to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 13, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A

      1)    Name of Reporting Persons:

              Beige Holdings, LLC

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

      3)    SEC Use Only

      4)    Source of Funds (See Instructions)

              OO

      5)    Check if Disclosure of Legal Proceedings is Required Pursuant To
              Items 2(d) or 2(e) ☐

      6)    Citizenship Or Place Of Organization

             Delaware

	(7)	Sole Voting Power
		10,000

Number of	(8)	Shared Voting Power
Shares		0
Beneficially
Owned	(9)	Sole Dispositive Power
By Each		10,000
Reporting
Person With	(10)	Shared Dispositive Power
		0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
              10,000

      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              ☐

      13)   Percent of Class Represented by Amount in Row (11)

              10%

      14)   Type of Reporting Person

               OO

Item 1.  Security and Issuer

The security upon which this report is based is the common stock, par value $0.001, of Europa Acquisition I, Inc., a Nevada corporation, with its principal place of business located at 100 Europa Drive, Suite 455, Chapel Hill, North Carolina 27517.

Item 2.  Identity & Background

The name of the person filing this statement is Beige Holdings, LLC who is hereinafter sometimes referred to as the “Reporting Person.” Currently, the Reporting Person is a principal shareholder of the Issuer. The principal place of business is located at 5 Penn Plaza, 14th Floor, Suite 1, New York, NY 10001. The phone number is (212) 981-8950.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

This Schedule 13D/A is to amend the Schedule 13D filed by the Reporting Person on October 7, 2010.

On January 13, 2011, the Issuer, the Reporting Person, Marlin Financial Group, Inc. and Allan C. Schwartz entered into a stock purchase agreement (“Stock Purchase Agreement”), pursuant to which Reporting Person transferred 65,000 shares of common stock of the Issuer (the “Common Stock”) to Allan C. Schwartz for an aggregate purchase price of $15,000. Allan C. Schwartz also agreed to reimburse the Reporting Person for all reasonable expenses and fees in connection with the stock purchase transaction which shall not exceed $2,000 in aggregate. Following the closing of the stock purchase transaction, Reporting Person owns 10% of the issued and outstanding shares of Common Stock.

Item 4.  Purpose of Transaction.

Subject to market conditions and other factors, the Reporting Person may purchase additional shares, maintain their present ownership or sell some or all of the shares of Common Stock. The Reporting Person does not have any other plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Company.

(a) As of the date hereof, the Reporting Person holds 10,000 shares of the issued and outstanding Common Stock. Such amount represented 10% of the total issued and outstanding common shares of the Issuer.

(b) The Reporting Person holds sole voting and dispositive power over the Common Stock as issued to the Reporting Person.

(c) Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In the Stock Purchase Agreement, the Issuer and Allan C. Schwartz agree and covenant to the Reporting Person that Gregory Schwartz, the Chairman of the Board, President and Chief Executive Officer of the Issuer, shall not be removed from any of his positions with the Issuer without the prior written consent by the Reporting Person. The Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1.  Stock Purchase Agreement furnished as Exhibit 10.1 to the Form 8-K filed on January 19, 2010, and is incorporated herewith by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: January 27, 2011

Beige Holdings, LLC

By:	/s/ Roy S. Bejarano
Name: Roy S. Bejarano
Title: Managing Director